Exhibit 99.3

Corporate Participants:

Claudia Styslinger Proteostasis Therapeutics, Inc.—IR Executive

Meenu Chhabra Proteostasis Therapeutics, Inc.—President, CEO, Interim Principal Financial & Accounting Officer and Director

Richard Peters Yumanity Therapeutics Inc.—CEO, President, Treasurer, Secretary & Director

Conference Call Participants:

Kristen Brianne Kluska Cantor Fitzgerald & Co., Research Division—Analyst

Operator

Good morning, ladies and gentlemen, and thank you for standing by, and welcome to the Proteostasis & Yumanity Therapeutics joint conference call. (Operator Instructions)

It is now my pleasure to turn the call over to Ms. Claudia Styslinger, the Investor Relations representative from Argo Partners. Please go ahead.

Claudia Styslinger Proteostasis Therapeutics, Inc.—IR Executive

Thank you, operator, and thank you, everyone, for dialing in today. Earlier this morning, Proteostasis and Yumanity announced a definitive merger agreement. This press release can be found on the Proteostasis website at www.proteostasis.com or on Yumanity’s website at www.yumanity.com. Please note that there will be webcast slides to accompany this call. For those dialing in, it may be helpful to go to the Investors page of the Proteostasis’ website and access the webcast player now if you haven’t done so already. A PDF of the webcast slides will also be made available.

Joining me on this call this morning are Meenu Chhabra, President and Chief Executive Officer of Proteostasis Therapeutics; and Dr. Richard Peters, Chief Executive Officer of Yumanity Therapeutics. Upon the closing of the proposed merger agreement between PTI and Yumanity, Dr. Richard Peters, Chief Executive Officer and Director of Yumanity, will become President, Chief Executive Officer and Director of the combined company. Following our prepared remarks, we will go ahead and open the line for questions.

Please note that management’s discussion during today’s conference call will include forward-looking statements. These forward-looking statements are based on current expectations and beliefs and on information currently available. Statements containing words such as began, believe, continue, estimate, expect, indicates, may, project, will and other similar words are intended to identify such forward-looking statements. These statements are subject to risks and uncertainties, including those discussed in this presentation, in the press release that we issued this morning, August 24, 2020, that could cause actual results to differ materially from those contained in the forward-looking statements. Important information for investors and stockholders is also outlined here on Slide 3 of the presentation.

I will now turn the call over to Meenu Chhabra. Meenu?

Meenu Chhabra Proteostasis Therapeutics, Inc.—President, CEO, Interim Principal Financial & Accounting Officer and Director

Thank you, Claudia. Good morning, everyone, and thank you for joining us on the call today. We announced that we have entered into a definitive merger agreement with privately held Yumanity Therapeutics. I’m very excited to discuss the proposed transaction to combine PTI and Yumanity.

Joining me on this call is Richard Peters, the CEO of Yumanity, who, as Claudia just mentioned, will become the President and CEO of the combined company upon the closing of the proposed merger. Following my brief discussion of this proposed transaction, I will turn the call over to Richard, who will describe the transformative research underway at humanity. And the key strategies, projects and milestones that are planned for the combined company that will emerge from the strategic combination of PTI and Yumanity.

In the proposed merger, the company — the combined company will operate as Yumanity Therapeutics and PTI will acquire all outstanding shares of Yumanity in exchange for newly issued shares of PTI common stock. Upon completion, it is anticipated that existing PTI shareholders will own approximately a 32.5% of the combined company and Yumanity shareholders will own 67.5% of the combined company, which will be subject to adjustment based on each company’s outstanding equity ownership and PTI’s net cash balance at the time of the closing of the merger.

In addition to the proposed merger, PTI is also pursuing strategic discussions around our portfolio of CFTR modulators. As we believe that our CF drug candidates have the highest probability of reaching patients in the hands of a larger pharmaceutical company with global development and commercialization capabilities.

In addition to the ownership in the combined company, PTI stockholders of record as of close of the merger, would receive a portion of any upfront payment from the monetization of its CF assets through contingent value rights or CVRs, entitling them to all net proceeds from any future milestones derived from the grand sale or transfer of rights by PTI through a transaction completed from now and the closing of the merger. PTI stockholders of record would also be entitled to a portion of any net proceeds from the transaction completed within 9 months of the closing of the merger.

The Board of Directors of the combined company will include all 7 existing Yumanity directors and 2 of the existing PTI directors to be decided on prior to the closing of the transaction, which is expected in the fourth quarter of 2020, subject to customary closing conditions, including approval of the merger by the stockholders of PTI. Upon closing of the transaction, the combined company stock is expected to trade on the NASDAQ global market under the ticker symbol YMTX. The corporate headquarters will be located in Boston, Massachusetts, at Yumanity’s existing corporate facilities.

PTI is also announcing today that it has reduced its workforce by 79%. As of today, PTI has 5 full-time employees who are supporting the closing of the proposed transaction and the advanced strategic discussions that are underway for PTI’s CF assets. I’d like to thank all of our dedicated employees who have worked tirelessly over a number of years to advance our discovery and clinical programs and to express our appreciation to the physicians and patients who have provided an invaluable contribution to the development of our CF pipeline.

I’d now like to discuss the strategic rationale for the transaction. We believe the combination of PTI and

Yumanity brings together 2 powerful technologies that are deeply rooted in a shared scientific legacy that addresses protein misfolding as the basis of disease. In fact, over the past decade, these scientific insights have been leveraged to create a derisked path to clinical success. It all began when Susan Lindquist, a co-founder of Yumanity, and Jeff Kelly, a co-founder of PTI, discovered tafamidis when they cofounded FoldRx.

Last year, tafamidis, which is a treatment for a rare cardiomyopathy driven by protein misfolding, did almost $0.5 billion in sales. Dr. Kelly went on to start PTI, and we began our journey in CF. It’s been an exciting challenge because we are the only company trying to change the treatment paradigm in this disease through personalized medicine following the scientific evidence that tells us that in CF genotype does not always match phenotype. And that an individualized approach to therapy is needed. From this has emerged our CF portfolio, which could provide those with CF with treatment alternatives to the currently approved CFTR modulator therapies. If our pursuit of a strategic transaction around our CF portfolio is successfully completed, we believe that it would give our CF assets the highest probability of completing clinical development and obtaining approval.

The proprietary technologies from both companies rely on disease-relevant phenotypic screens that have enabled us both to see beyond complex cellular pathways and identifying new druggable targets. Additionally, we have both recognized the importance of patient-derived cellular models such as epithelial organoids for PTI and neurospheres for Yumanity to derisk our path to the clinic by performing patient studies in a lab dish or ex vivo. Simply stated, we believe the combined company is well positioned to advance multiple programs into and through the clinic, given the track record thus far.

Additional highlights of the combination of our companies include a strong combined cash balance expected to fund operations into 2022, and a diversified shareholder base, which upon closing of the proposed merger, will include Yumanity’s Humanity’s top-tier investors, such as Fidelity, Redmile, Merck, Pfizer, Biogen, Sanofi and Alexandria Venture Investments.

I will now turn the call over to Richard.

Richard Peters Yumanity Therapeutics Inc.—CEO, President, Treasurer, Secretary & Director

Thank you, Meenu, and good morning, everyone. It’s a pleasure to be with you on the call today. I would like to take the opportunity to give a brief overview of Yumanity and why we are so excited about the future. Yumanity is a clinical stage company dedicated to accelerating the revolution in the treatment of neurodegenerative diseases, which is one of the greatest medical challenges of our generation. It is estimated that more than 60 million people worldwide suffer from neurodegenerative diseases, and the number of patients is expected to double every 20 years. Global costs for treating these diseases are currently estimated to be more than $800 billion and are expected to grow to more than $1 trillion by 2030. Many factors, including 2 few disease-relevant biological hypothesis, the inherent complexity of the brain and high patient heterogeneity, just to name a few, have led to a graveyard of failed approaches over the last several decades and have produced few approved disease-modifying therapies to date. We believe this is about to change. Recent technology advances over the last few years include our improved understanding of the biology, new imaging approaches, predictive animal models, identification of new biomarkers and innovative target discovery technologies. These advances have ignited a renewed focus and commitment to neurodegenerative disease R&D. Yumanity is one of the companies at the forefront of this emerging revolution. We believe Yumanity has multiple significant attributes that differentiates us from other companies in the neuro space.

First, we have a broad pipeline that is advancing rapidly. Our lead program, YTX-7739, which began as a novel target uncovered by our discovery engine is now in Phase I clinical trials for the potential treatment and disease modification of Parkinson’s disease. In addition, our preclinical pipeline is robust and supports our goal of advancing one new program in neurodegeneration into clinical trials every year.

Second, Yumanity was founded on a transformative scientific approach and discovery platform. While both we and PTI are focused on diseases caused by misfolded proteins, our approach is unique. Our platform is based on technology license from MIT’s Whitehead Institute. This core technology enables us to rapidly screen for disease-modifying drugs that can overcome toxicity in disease-causing gene networks. Toxicity in many neurodegenerative diseases results from an aberrant accumulation of misfolded proteins in the brain. And we leverage our proprietary discovery platform to identify and screen for novel drug targets and drug molecules for their ability to protect nerve cells from toxicity arising from these misfolded proteins. Through this approach, we have uncovered more than 15 novel targets for neurodegenerative diseases. This prolific discovery platform is allowing us to constantly replenish our pipeline as programs graduate towards the clinic.

Third, we are applying to neurodegeneration several R&D principles that have already proven to be successful in oncology and rare diseases, including leveraging breakthroughs in genetics, the use of biomarkers to guide drug development and the selection of specific and well-defined patient populations in clinical trials. To support this approach, we have assembled a management team with deep experience in neurological diseases, and I will introduce you to our team on the next slide.

Lastly and perhaps most importantly, we have a clear strategy and a path to value creation. We have built momentum across multiple dimensions of our business, as evidenced by our lead program for Parkinson’s disease, which has progressed rapidly from novel target discovery to clinical trials, a recently initiated strategic R&D collaboration, as Meenu mentioned, with Merck, in amyotrophic lateral sclerosis or ALS and frontotemporal lobar dementia or FTLD, with upfront and milestone payments totaling approximately $0.5 billion plus royalties. And a robust preclinical pipeline, as just mentioned. This multifaceted approach will enable us to develop and scale our business with a combination of internal and continued opportunities for additional biopharmaceutical company partnerships.

Yumanity’s management team has deep experience and expertise in neuroscience drug development and additionally in oncology and rare diseases. We also have experience in both public and private companies. Our Co-Founder and Executive Chairman of the Board is Dr. Tony Coles, previously the CEO of Onyx Pharmaceuticals, which was acquired by Amgen in 2013, and currently serves as CEO of Cerevel Therapeutics. Our other co-founder is the late Dr. Susan Lindquist, whom Meenu mentioned earlier. She was a renowned cell biologist, National Medical of Science Recipient, Howard Hughes Medical Institute Investigator and former Director of the Whitehead Institute. We have raised more than $100 million to date from blue-chip investors, including Fidelity, the Redmile Group, Alexandria Venture Investments, Merck, Biogen, Pfizer and Sanofi Ventures, to name a few.

As I mentioned, our approach to drug development is central around applying oncology R&D principles to neurodegeneration. For instance, it has been known for a long time that the RAS oncogene is extremely important in the development of malignancies. However, as illustrated on the left side of the slide, targeting this gene and its product have proven to be very difficult. Cleverly, by mapping the genetic network around this RAS oncogene researchers discovered another gene mTOR whose product is much more easily druggable. This discovery led to the development of mTOR inhibitors that have become important cancer therapeutics. In effect, by identifying the Achilles heel in the cancer genetic network and developing a drug against it.

We are applying similar principles to neurodegeneration as illustrated on the right side of the slide and now looking for targets that are best suited for therapeutic intervention.

Now let me review how we have applied this approach to our lead candidate, YTX-7739 for the treatment of Parkinson’s disease. It is well-known that the product of the SNCA gene called alpha-synuclein, is a very strong risk factor for Parkinson’s disease. That is misfolded alpha-synuclein is very toxic to cells. But rather than trying to target alpha-synuclein directly as some other companies are doing, using our discovery engine and Parkinson’s disease patient cell lines, we identified SCD as an enzyme that can easily be targeted to overcome the toxicity of alpha-synuclein. We have demonstrated in multiple cell assays in a new mouse model of Parkinson’s disease and in patient-derived neurons that our SCD inhibitor helps overcome the toxicity of alpha-synuclein. Given our very compelling preclinical results, we have initiated our first-in-human study of YTX-7739. In this Phase I program, we first investigated single ascending doses of YTX-7739 in healthy volunteers and evaluated the safety, the tolerability, PK/PD and the effects of food on the drug candidate.

Preliminary data indicated that a single dose over a broad range was generally safe and well tolerated with few adverse events. Next, we are planning to start the multiple ascending dose study in healthy volunteers and a Phase Ib in patients with Parkinson’s disease, which will include target engagement as measured by our biomarker.

I mentioned earlier that our platform is very prolific, having identified over 15 novel targets for neurodegenerative diseases. How is this possible? Our discovery engine is centered on the key insight that protein misfolding, a phenomenon at the root of virtually all neurodegenerative diseases can be modeled in yeast sales. These yeast models are then screened against large chemical libraries in an unbiased fashion using high throughput technology, selecting for chemical hits that protect cells from the toxicities created by the misfolded human disease-relevant proteins. Given that the yeast genome is the best study on the planet, we can then quickly identify which biochemical targets and pathways are affected by the chemical hits that protect the cells.

These cell protective discoveries from the yeast system are then explored for translation to human disease-relevant cells using informatics and cutting-edge stem cell and induced pluripotent stem cell experimental techniques. This entire process derisks continued investment in compounds and targets by providing early human neuron validation. The ultimate output of the discovery engine are novel programs, molecules with novel biological targets that can be progressed through the standard preclinical and drug development processes. Our goal is to deliver one new clinical program every year. Each program was generated by our discovery engine and is built around a specific biological target. We have demonstrated that these targets have the potential to modify disease progression, and many of these targets do not have a previously known connection to neurodegenerative disease. Our lead product candidate, YTX-7739, and another compound, YTX-9184, address the toxicity caused by alpha-synuclein, which is associated with Parkinson’s disease and dementia with Lewy bodies. We are also pursuing targets in ALS and frontotemporal lobar dementia, and we are moving forward to develop novel therapies for these targets in collaboration with Merck.

As illustrated on the right-hand of the slide, these programs will generate a series of near-term catalysts. Let me review what we deem as the highlights of our combined company. As I just mentioned, we expect a cadence of clinical catalysts over the next several quarters. These include the CHOICES study organoid data in the fourth quarter of 2020, YTX-7739 data from the multiple ascending dose study in healthy volunteers in the first quarter of 2021. For the second quarter of 2021, I’d like to draw your attention to the expected top line results of our Phase Ib study in patients with Parkinson’s disease. This study includes measures of safety, tolerability and importantly, proof of biology with biomarkers of target engagement as well as several potential correlative clinical markers such as neuroimaging data.

The next clinical catalyst is the start of a Phase I trial of YTX-9184 in dementia with Lewy bodies in the third quarter of 2021. In addition to these clinical catalysts, the combination of our 2 companies will generate a strong foundation for sustainable value creation illustrated by the potential for north of $600 million in future milestones plus royalties, including approximately $0.5 billion related to Yumanity’s research collaboration with Merck. The goal of advancing one new program into the clinic per year, cash runway that extends into 2022. And our scalable business model and potential for future additional business development deals, represented by our growing pipeline.

And with that, I will now turn the call back over to Meenu.

Meenu Chhabra Proteostasis Therapeutics, Inc.—President, CEO, Interim Principal Financial & Accounting Officer and Director

Thank you, Richard. While we remain committed to the CF’s diverse community, we believe our CF drug candidates have a highest probability of reaching patients through a partnership with an established pharmaceutical company with global development capabilities, commercialization infrastructure, significant financial resources and a company that can turn our vision into the reality of empowering the global CF community with more treatment options. To that end, we are pursuing a strategic transaction for our CF assets. As I mentioned at the start of the call, we plan to share the proceeds for many such transactions through CVRs. PTI stockholders of record as of the close of the merger would receive a portion of any upfront payment in CVRs entitling the holders to all net proceeds from any future milestones derived from the grant sale or transfer of rights by PTI through a transaction completed from now until the closing of the merger.

PTI stockholders of record would also be entitled to a portion of any net proceeds from the transaction completed within 9 months of the closing of this merger, on a tiered basis, as you see on this slide. If a transaction materializes before the closing of the merger, up to 100% of all net proceeds upfront and future milestone payments would be directed towards CVR Holdings. After the 9 months is passed, all proceeds would be directed to the combined company for Yumanity.

Our CFTR modulators are currently being studied as part of the CHOICES development program. And enrollment in the ex vivo portion of the study is complete for 502 patients. We continue to expect ex vivo data to be reported in the fourth quarter of this year. We remain optimistic in our CFTR modulator portfolio and believe they hold the potential to represent a meaningful treatment option for people living with cystic fibrosis.

Now quickly turning to the next steps. Yumanity and PTI expect to file the SEC registration documents and related shareholder information ahead of the PTI shareholder vote. With the transaction closing as soon as possible thereafter, planned for the fourth quarter of this year. Thank you, everyone, for joining today.

Richard and I we would now like to turn the call back over to the operator so we can take your questions.

QUESTIONS AND ANSWER

Operator

(Operator Instructions) Our first question comes from Kristen Kluska with Cantor Fitzgerald.

Kristen Brianne Kluska Cantor Fitzgerald & Co., Research Division—Analyst

Thank you very much for that detailed overview. So a few questions here, if I may. So Richard, based on the proposed mechanism of action of inhibiting SCD for YTX-7739, when do you believe that the best time for treatment intervention is during the course of the disease?

Richard Peters Yumanity Therapeutics Inc.—CEO, President, Treasurer, Secretary & Director

Thank you very much, Kristen, for the excellent question. The — what’s interesting, let me first go back to some of the preclinical results we’ve seen. We — I mentioned in the — my comments that we do have some data in a novel model for Parkinson’s disease in mice. And in that model, we actually are able to reverse the signs and symptoms of Parkinson’s disease in these mice. So it’s incredibly compelling. So that’s, of course, at the preclinical stage level. With Parkinson’s disease, as you well know, it is a spectrum of a disease. And so ideally, we would like to intervene as early as possible. And so this is how we’re going to be — first, for the Phase I trial will enroll patients who have Parkinson’s disease. But then as we move from there to proof-of-concept studies, we will be working with our Chief Medical Officer and experts around the planet in defining the best patient population to target so that we can get the maximum treatment effect. With my background, for instance, in specialized oncology as well as rare diseases, I firmly believe that treatment effect size is more important than market size. And so going after a well-defined patient population where we can see a very strong signal would be the first step. And that’s what we plan on doing in terms of moving forward with our clinical development plan.

The other beautiful thing as well because it’s an enzyme, Kristen, we can measure a biomarker, an enzyme, you can look at the substrate in the product and see if there is a change in the substrate in product, and that becomes your biomarker. Preclinically, it’s been very well-validated that we can use this as a biomarker. And of course, we are now validating that in the clinic, but we will be able to use then such biomarker to help guide the treatment to see how well we’re engaging the target and whether we change the dose depending on the target engagement for a specific patient. So I think it’s a very exciting time for patients with Parkinson’s disease and their families, realizing that there are a series of novel treatments that are being tested to help them.

Kristen Brianne Kluska Cantor Fitzgerald & Co., Research Division—Analyst

And given that you noted that you could have some Phase Ib data in the second quarter of next year, when does that mean that you could look to start the trial? And is there anything you could share about which type patients or anything in particular you might look to evaluate in this trial?

Richard Peters Yumanity Therapeutics Inc.—CEO, President, Treasurer, Secretary & Director

So can you — when you mean by the trial, do you talk about — do you ask the Phase I trial, the Phase Ib trial or a different trial?

Kristen Brianne Kluska Cantor Fitzgerald & Co., Research Division—Analyst

The Phase Ib Parkinson’s patient trial?

Richard Peters Yumanity Therapeutics Inc.—CEO, President, Treasurer, Secretary & Director

Yes. Yes. So the Phase Ib patients, the trial will be starting very soon. Like, really, momentarily and when we do, we’ll provide an update. And then we’ll enroll Parkinson’s disease patients. It’s a Phase Ib. So it’s still looking at the optimal dose. But also interrogating for target engagement biomarkers as well as interrogating for potential clinical markers, like as I mentioned in my comments, neuroimaging data. And so we will basically look at patients who have Parkinson’s disease today, and see how well they tolerate the drug. In healthy subjects, so far, we have — it’s been incredibly well tolerated. And then, of course, try to interrogate the data set even further as I mentioned, with important information around proof of biology, right? The target engagement as well as also some clinical measures.

Kristen Brianne Kluska Cantor Fitzgerald & Co., Research Division—Analyst

Okay, great. And if I may ask a question for Meenu. So with the data that’s expected in the fourth quarter of this year, could you remind us what specifically could be announced, will this include the percent of those who fit the criteria as responders? And then in future discussions related to the strategic transaction, how important do you think that these results will be in driving these conversations?

Meenu Chhabra Proteostasis Therapeutics, Inc.—President, CEO, Interim Principal Financial & Accounting Officer and Director

Kristen, nice to hear from you. So we are, as we stated, we are on track announce our organoid data from 502 subjects later this year in the fourth quarter. This will indeed include the responder analysis because that’s an integral component of proceeding to the clinical portion of this program. And as we’ve been in discussions with corporate partners, this facet of our data package has been considered to be of great interest. And it’s important, and I think the community appreciates it because it is attempting to change the overall treatment paradigm of how the community at large thinks about cystic fibrosis.

Operator

(Operator Instructions) I’m showing no further questions at this time. Thank you for joining the call today. You may now disconnect. Everyone, have a great day.